Form 10-K, Exhibit 13
period 1994-01-31
HOUSE OF FABRICS INC/DE/
filed 1994-05-16
CIK 315125

FINANCIAL HIGHLIGHTS
HOUSE OF FABRICS, INC. AND SUBSIDIARIES

For the years ended January 31,                        1994           1993            1992
Summary of Operations
Sales                                              $546,664,000    $557,521,000    $493,062,000
Net Income (Loss)                                  $(29,542,000)     $5,203,000     $19,691,000
Net Income (Loss) Per Share                        $(2.16)                 $.37           $1.44
Stockholders' Equity                               $150,409,000    $179,592,000    $182,592,000
Shares Outstanding at Year-End, less Shares held
in Treasury                                          13,697,107      13,658,530      14,081,860
Stockholders' Equity Per Share                           $10.98          $13.15          $12.97
Number of Stores at Year-End                                556             695             667
                                                     High-Low        High-Low        High-Low
Sales Price of Common Stock
First Quarter                                     $13.50-$10.13   $22.13-$16.00   $22.44-$15.25
Second Quarter                                    $11.75-$ 8.75   $17.38-$11.88   $26.75-$22.25
Third Quarter                                     $ 9.00-$ 7.75   $16.50-$ 9.63   $40.88-$24.25
Fourth Quarter                                    $ 8.88-$ 7.25   $14.25-$10.50   $40.25-$20.50

The number of holders of common stock as of January 31, 1994 is approximately 1,455.

THE COMPANY
House of Fabrics, Inc. is one of the largest home sewing/craft retailers in the United States with 556 Company-owned super stores located in 40 states selling medium-priced fabrics, notions, crafts and, in most of the stores, sewing machines.

The Company began opening super stores in 1984, which have 10,000-12,000 square feet. In July 1991, the Company acquired Fabricland Inc., a Portland, Oregon fabric retailer with 84 super stores. At the end of January 1994, the Company had 556 super stores, including 87 Fabricland stores. In the fiscal year ended January 31, 1994, approximately 49.7% of the Company's sales were of fabrics, sold by the yard and used principally for clothing, home decorating and crafts; sewing notions represented 29.5% of the Company's sales; crafts represented 15.2%; and sewing machines and related accessories represented 5.6%.

Fabric and notion sales have been the primary business of the Company since its incorporation in 1946. Sewing machine sales commenced in 1980 when the Company became a dealer for the sale of Singer sewing machines and related accessories, which complement the basic fabric and notion business. The Company currently operates 339 full-line sewing machine departments in its stores. In 1981 the Company began opening full-line craft departments in its stores and currently has 457 such departments.

The Company's stores operate under the name "House of Fabrics," "So-Fro Fabrics," "Fabricland" or "Fabric King." The Company operates most of its stores in leased premises, principally in neighborhood and regional shopping centers, and does not engage in any franchising activity. The Company purchases finished goods directly from mills and manufacturers, and has a facility in South Carolina for processing and warehousing merchandise for distribution to its stores.

HOUSE OF FABRICS, INC.
1994 ANNUAL REPORT
TO OUR SHAREHOLDERS
The past year was clearly one of the most difficult in the history of House of Fabrics, Inc. The company's results reflected weak economic conditions, especially in California and the East Coast, intense competition in an overstored retail fabric industry and declining demand for fabrics used for apparel.
In the face of these challenging conditions, we felt it was essential to implement new strategies to enhance our competitive position, strengthen the balance sheet and put the company on a sound course for the future. As an index of progress, we are pleased to report that we recorded a small profit in the fourth quarter ended January 31, 1994. In response to a continued softness in the economy, especially in California where 154 or 28% of the Company's 556 stores are located at January 31, 1994, as well as highly competitive conditions in the fabric retailing industry, the Company has taken certain actions as described below:
1) Effective September 1, 1993, the Board of Directors approved a plan of restructuring ("the Plan") to close the Company's remaining mall stores and embark on a new merchandising strategy that focuses on everyday value pricing. Accordingly, in the third quarter of fiscal 1994, the Company recorded a pretax restructuring charge of $12,909,000 for disposition of the remaining 110 mall stores. The mall stores are scheduled for closure over a three year period, although the Company expects the majority of the stores to be closed in the first twenty-four months. This charge includes estimated operating losses through the scheduled closings of the mall stores ($2,325,000), lease termination costs ($427,000), asset dispositions at the time of store closing ($9,965,000) and other related store closing costs ($192,000). In addition, the Company reduced the carrying value of certain of its inventories by $21,825,000, primarily to implement its repricing strategy for certain fabric, notion and craft inventories under the Plan.
2) The Company has instituted cost reduction programs both in the stores and at the Corporate office that include employee downsizing, part-time employee labor reductions, and general and administrative cost controls.
3) Subsequent to year-end, the Company completed negotiations with its lenders who have committed to an amendment of the Company's existing credit facility which provides for, among other things, an extension of such credit facility through May 31, 1995. The amended credit facility includes provisions that reduce available borrowings over the term of the agreement and restrictive quarterly and annual financial covenants that require the maintenance of interest coverage and certain other financial ratios, minimum tangible net worth and limits on capital expenditures.
4) The Company is exploring alternative sources of long-term financing, which would be used primarily to reduce short-term borrowings.
While management believes it will successfully implement its new merchandising and other business strategies and that general economic conditions will improve, there can be no assurance that such plans will be successful.
The plan included painful, but necessary steps. For several years, the Company has been converting its operations from smaller, mall-based stores to larger super stores, and the remaining mall stores were a drain on profitability.
Fourth Quarter Profits
Operating profit for the fourth quarter was $4,488,000, after deducting over $1 million in expenses due to the Northridge earthquake on January 17, 1994 which damaged our corporate headquarters and a number of our stores in the area. We should add that our people responded very well to this difficult situation. Within three days our corporate headquarters returned to full operation, and nine of the twelve stores damaged by the quake have reopened, most within days. The remaining three super stores are scheduled for reopening by early summer.
Sales for the quarter were $147,645,000, compared with $157,745,000 a year ago. For financial reporting purposes, results of the Company's mall stores have been excluded from operating results effective September 1, 1993. Thus, such results are excluded from the current fourth quarter, but included in the prior year period. Net income was $212,000, equal to two cents per share, compared with $2,209,000, or 16 cents per share, in the prior year. We should note that increased interest costs restrained fourth quarter net income.
Superstore Sales Increase/
Overhead Cut
Store-for-store sales for our super stores posted an increase of 2.4 percent for the fourth quarter. We were pleased to have stronger than industry average sales in what is a very tough climate for fabric retailers.
While improving sales, we must also bring our costs more in line with anticipated revenues. The fourth quarter benefited from substantial cost reduction measures implemented at both the store level and the home office which, combined with additional recent steps, are expected to significantly reduce our overhead going forward.
Fiscal Year
Sales for the year totaled $546,664,000, compared with $557,521,000 in the prior year. Net loss was $29,542,000, equal to $2.16 per share, compared to net income of $5,203,000, or 37 cents per share in the prior year.

As noted previously, the company is no longer in an expansion mode. During the year, we opened 31 new super stores, representing previously committed leases, while closing 81 older units, primarily in malls.
Finances
Our company continues to focus on balance sheet improvement as an important strategy in the present environment. Our continuing efforts to reduce inventories have shown good progress in line with our expectations. Inventories decreased from $267.5 million at October 31, 1993 to $243.1 million three months later at fiscal year-end. Over the same period of time, bank debt was lowered from $153.7 million to $143 million.
Summary and Outlook
House of Fabrics is now a leaner company with a much lower cost structure. Based on our planned strategies, we look forward to improved results in the coming fiscal year.
However, much work remains to be done. We will strive to enhance the performance of existing stores while further eliminating marginal performers. Balance sheet improvement, and expense control, will continue to receive the highest priority. In addition, the further development of the popular crafting and home decorating side of the business represents an exciting opportunity for the future. Recently, we opened our first prototype of a super store offering a much greater range and variety of this appealing merchandise. While it is still early in the process, results are encouraging.
A Pioneer of Our Industry
All of us were deeply saddened by the passing on January 17, 1994 of David
I. Sofro, our chairman emeritus, co-founder and a director. Along with his late brother Charles, he opened the first House of Fabrics location on Wilshire Boulevard in Los Angeles in 1946 and built the company into one of the first and largest independent retail fabric store chains in America. David was an outstanding retailer and an innovator. Through the years, we benefited from his vision, drive and business acumen, just as we appreciated his friendship and counsel. David Sofro was a true original, and he is greatly missed.
Sincere Thanks
We wish to express our appreciation to our shareholders for their patience and understanding during this unprecedented period of change among American retailing operations. We are making progress and will do everything in our power to justify your faith in us.
At the same time, we thank our people for responding so well to the many challenges of the past year. Finally, we must extend a special word of thanks to our customers, who are the basis of our business.
BARNEY SOFRO
Chairman of the Board
GARY L. LARKINS
President/Chief Executive Officer

FIVE-YEAR SUMMARY

HOUSE OF FABRICS, INC. AND SUBSIDIARIES

                                                            1994           1993           1992(a)          1991             1990
Summary of Operations
Sales                                                  $546,664,000    $557,521,000    $493,062,000    $393,495,000    $357,392,000
Gross Profit                                           $222,907,000    $256,823,000    $242,059,000    $197,529,000    $186,625,000
Interest Expense                                         $8,176,000      $5,296,000      $4,039,000      $2,308,000      $2,608,000
Income Taxes (Benefit)                                 $(15,218,000)     $3,750,000     $12,796,000      $9,414,000      $7,563,000
Net Income (Loss)                                      $(29,542,000)     $5,203,000     $19,691,000     $13,831,000     $11,111,000
Net Income (Loss) Per Share                                  $(2.16)           $.37           $1.44           $1.13            $.82
Cash Dividends Per Share                                         --              --              --            $.06            $.24
Return (Loss) on Average Stockholders' Equity                 (17.9)%           2.9%           13.8%           13.0%           10.5%

Return (Loss) on Average Tangible Stockholders' Equity        (23.8)%           3.7%           16.1%           13.0%           10.5%

Year-End Position
Assets                                                 $393,055,000    $383,132,000    $363,698,000    $212,443,000    $191,206,000
Long-Term Debt                                           $2,862,000     $17,216,000      $6,742,000     $11,216,000     $11,561,000
Stockholders' Equity                                   $150,409,000    $179,592,000    $182,592,000    $103,103,000    $110,346,000
Tangible Stockholders' Equity                          $110,197,000    $138,308,000    $141,758,000    $103,103,000    $110,346,000
Stockholders' Equity Per Share                               $10.98          $13.15          $12.97           $9.01           $8.28
Tangible Stockholders' Equity Per Share                       $8.05          $10.13          $10.07           $9.01           $8.28
Number of Stores                                                556(b)          695             667             604             629

(a) On July 16, 1991, the Company acquired all of the Common Stock of Fabricland, Inc. See Note 2 to the consolidated financial statements.
(b) This number comprises super stores only. 89 mall stores scheduled for closure under the plan of restructuring are excluded.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF OPERATIONS AND FINANCIAL CONDITION

Operations In response to a continued softness in the economy, especially in California where 154 or 28% of the Company's 556 stores are located at January 31, 1994, as well as highly competitive conditions in the fabric retailing industry, the Company has taken certain actions as described below:

1) Effective September 1, 1993, the Board of Directors approved a plan of restructuring ("the Plan") to close the Company's remaining mall stores and embark on a new merchandising strategy that focuses on everyday value pricing.

Accordingly, in the third quarter of fiscal 1994, the Company recorded a pretax restructuring charge of $12,909,000 for disposition of the remaining 110 mall stores. The mall stores are scheduled for closure over a three year period, although the Company expects the majority of the stores to be closed in the first twenty-four months. This charge includes estimated operating losses through the scheduled closings of the mall stores ($2,325,000), lease termination costs

($427,000), asset dispositions at the time of store closing ($9,965,000) and other related store closing costs ($192,000). In addition, the Company reduced the carrying value of certain of its inventories by $21,825,000, primarily to implement its repricing strategy for certain fabric, notion and craft inventories under the Plan.

2) The Company has instituted cost reduction programs both in the stores and at the Corporate office that include employee downsizing, part-time employee labor reductions, and general and administrative cost controls.

3) Subsequent to year-end, the Company completed negotiations with its lenders who have committed to an amendment of the Company's existing credit facility which provides for, among other things, an extension of such credit facility through May 31, 1995 (see Note 4 to the Consolidated Financial Statements). The amended credit facility includes provisions that reduce available borrowings over the term of the agreement and restrictive quarterly and annual financial covenants that require the maintenance of interest coverage and certain other financial ratios, minimum tangible net worth and limits on capital expenditures.

4) The Company is exploring alternative sources of long-term financing, which would be used primarily to reduce short-term borrowings.

While management believes it will successfully implement its new merchandising and other business strategies and that general economic conditions will improve, there can be no assurance that such plans will be successful.

In consideration of the Plan described above, operations of the mall stores are excluded from reported operations since the inception of the Plan. From September 1, 1993 through the end of fiscal 1994, mall store sales of $18,750,000 were excluded from operating results. Related operating losses, asset dispositions and other related store closing costs of $1,775,000, which includes the cost of closing 21 stores, were charged to the restructuring reserve.

Sales for the year ended January 31, 1994 decreased 0.2% to $546,664,000 from $557,521,000 in the prior year. The decrease in sales of $10,857,000 consisted of a 2.2% decrease in store-for-store sales, in addition to the elimination of sales for mall stores under the Plan of $18,750,000, all of which were substantially offset by sales attributable to new stores which exceeded sales attributable to closed stores. In response to overcapacity in the retail fabric industry, the Company reduced store openings to 31 new super stores, closed 60 traditional (mall) stores including stores closed under the Plan, and closed 21 older super stores. The decrease in comparable store sales resulted in part from the generally poor economic conditions (including California, which has 154 of the Company's super stores at January 31, 1994) and the competitive pressure in the fabric retailing industry. The Company believes these factors may continue into the future and, as a result, will continue to close stores when appropriate.

Sales for the year ended January 31, 1993 increased 13.1% to $557,521,000 from $493,062,000 in the prior year. The increase in sales of $64,459,000 is attributable to the addition of 84 new House of Fabrics and Fabricland super stores, the acquisition of 7 Fabric King stores, and including a full year's sales for Fabricland in fiscal 1993, which was partially offset by closing 53 traditional (mall) stores and 10 super stores and a 1.1% decrease in store-for-store sales resulting from competitive pressure in various parts of the country.

Sales for the year ended January 31, 1992 increased 25.3% to $493,062,000 from $393,495,000 in the prior year. The increase in sales of $99,567,000 is attributable to the addition of 54 new super stores, the acquisition of the 84-store Fabricland chain and an increase of 8.7% in store-for-store sales which was partially offset by the closing of 68 traditional (mall) stores and

7 super stores.

Gross profit as a percentage of sales decreased to 40.8% for the year ended January 31, 1994 from 46.1% for the year ended January 31, 1993. This decrease was due primarily to the $21,825,000 reduction in inventory carrying value recorded during the third quarter of fiscal 1994 as part of the Plan described above.

Gross profit as a percentage of sales decreased to 46.1% for the year ended January 31, 1993 from 49.1% for the year ended January 31, 1992. Markdowns as a percent of sales were 3.9% higher during fiscal 1993 compared to fiscal 1992, as a result of significantly higher promotional markdowns that were taken during fiscal 1993 in an effort to bring inventory levels down.

Gross profit as a percentage of sales decreased to 49.1% for the year ended January 31, 1992 from 50.2% for the year ended January 31, 1991. The decrease in 1992 from 1991 came from higher promotional markdowns, which increased 0.5% as a percent of sales in fiscal 1992, and lower gross profit for the Fabricland stores somewhat offset by higher initial opening markups.

Store and operating expenses for the year ended January 31, 1994 increased $679,000 to $208,070,000 from $207,391,000 for the prior year. As a percent of sales, these expenses increased to 38.1% for the year ended January 31, 1994 from 37.2% for the prior year, principally as a result of increased rents for super stores which have higher rent expense due to larger square footages, partially offset by a decrease in payroll expense, which is part of the Company's strategy to reduce controllable expenses to their lowest possible levels.

Store and operating expenses for the year ended January 31, 1993 increased $32,483,000 to $207,391,000 from $174,908,000 for the prior year. As a percent of sales, these expenses increased to 37.2% for the year ended January 31, 1993 from 35.5% for the prior year as a result of the significant increases in payroll, advertising expense, and rent expense during fiscal 1993 due to opening or acquiring 91 additional stores and a decrease in sales per store during fiscal 1993.

Store and operating expenses for the year ended January 31, 1992 increased $28,388,000 to $174,908,000 from $146,520,000 for the prior year. As a percent of sales, these expenses decreased to 35.5% for the year ended January 31, 1992 from 37.2% for the prior year primarily due to the significant sales increases. Payroll expense in fiscal 1992 increased $15.0 million over 1991 as a result of opening more super stores and the acquisition of the Fabricland chain. Additionally, payroll expense dropped 0.4% as a percent of sales in fiscal 1992, when compared to fiscal 1991.

General and administrative expense as a percent of sales increased to 6.8% for the fiscal year ended January 31, 1994 from 6.1% for the prior year, primarily as a result of increased insurance-related expenses.

General and administrative expense as a percent of sales remained flat at 6.1% for the fiscal year ended January 31, 1993 compared to the prior year. The increase in general and administrative costs during fiscal 1993 was largely attributable to opening or acquiring 91 new super stores and operating the Fabricland chain for a full year compared to six months for 1992.

General and administrative expense as a percent of sales decreased to 6.1% for the fiscal year ended January 31, 1992 from 6.5% for the prior year, primarily due to significant sales increases during fiscal 1992. The increase in general and administrative costs during fiscal 1992 was largely attributable to the acquisition of the Fabricland chain.

Interest expense for the year ended January 31, 1994 increased $2,880,000 compared to the prior year as a result of an increase in average borrowings during the period of $36,071,000 in addition to an increase in the Company's average effective borrowing rates.

Interest expense for the year ended January 31, 1993 increased $1,257,000 compared to the prior year. The increase in fiscal 1993 compared to fiscal 1992 was related to significantly higher average borrowings during the year, offset by significantly lower average interest rates.

Interest expense for the year ended January 31, 1992 increased $1,731,000 compared to the prior year and was related to higher average borrowings, partially offset by lower interest rates throughout the year.

For the year ended January 31, 1994, the Company reported a loss before income taxes of $44,760,000, most of which related to the Plan, compared to income before income taxes of $8,953,000 for fiscal 1993 and $32,487,000 for fiscal 1992. The Company recorded a tax benefit of $15,218,000 for the year ended January 31, 1994 as a result of the loss incurred. Realization of the Company's deferred tax asset is more likely than not because the Company has taxable income in prior carryback years, and existing taxable temporary differences will reverse in future years. Accordingly, an allowance to reduce the value of the deferred tax asset is not necessary.

Financial Condition Cash requirements of the Company have been met by the use of short-term debt provided by a credit agreement as described in Note 4 to the Consolidated Financial Statements, and long-term debt as described in Note 6 to the Consolidated Financial Statements.

During fiscal 1994, short-term borrowings ranged from $93,046,000 to $153,852,000 with average borrowings of $131,751,000. Borrowings in fiscal 1993 ranged from $48,787,000 to $126,488,000 with average borrowings of $95,680,000, and fiscal 1992 borrowings ranged from $7,000,000 to $62,448,000 with average borrowings of $39,801,000. Increased borrowing levels in 1994 over 1993 were due primarily to a lack of available inventory financing, the conversion of certain long-term debt to short-term borrowings, and funds needed to fund operating losses generated during the year. Increased borrowing levels in 1993 over 1992 were due to higher inventory levels in anticipation of increased sales levels, in addition to opening or acquiring 91 new super stores during the year. Increased borrowing levels in 1992 over 1991 resulted from significantly higher inventories attributable to higher sales and the Fabricland acquisition in fiscal 1992.

Cash at January 31, 1994 was $9,758,000, up significantly from $2,214,000 at January 31, 1993. Cash flows from operating activities decreased $20,586,000 during fiscal 1994 compared to fiscal 1993, primarily due to the significant loss generated in fiscal 1994, and the resulting increase in refundable income taxes, and the decrease in accounts payable and accrued liabilities. Also, the Company used $12,425,000 for capital expenditures. These investments were financed by increased borrowings under the revolving credit agreement of $48,597,000.


Cash at January 31, 1993 was $2,214,000, down slightly from $2,358,000 at January 31, 1992. Cash flows from operating activities decreased $6,958,000 during fiscal 1993 compared to fiscal 1992, primarily as a result of a significant decline in net income, the decrease in accounts payable and accrued liabilities and the increase in merchandise inventories. Also, the Company used $21,776,000 for capital expenditures; $13,727,000 to acquire treasury stock and $11,469,000 for the repayment of long-term debt. These investments were financed by increased borrowings under lines of credit in fiscal 1993 of $40,261,000 and by borrowings of $15,000,000 under a long-term note payable to bank.

Cash at January 31, 1992 was $2,358,000, up from $1,484,000 at January 31, 1991. Cash flows from operating activities decreased $31,649,000 during fiscal 1992 compared to fiscal 1991, primarily as a result of a $28,709,000 net increase in merchandise inventories over accounts payable and accrued liabilities, net of the effect of the Fabricland acquisition. Also, the Company used $11,953,000 for capital expenditures and $2,871,000 for Fabricland acquisition costs. These investments were financed by increased borrowings under lines of credit of $21,750,000. In addition, $6,699,000 was used for the repayment of long-term debt.

The Company's January 31, 1994 ending inventory of $243,151,000 decreased from $254,262,000 at January 31, 1993 and $247,009,000 at January 31, 1992.
During fiscal 1994, the average inventory balance was $275,139,000 compared to $265,712,000 in fiscal 1993 and $201,626,000 in fiscal 1992. Average inventory turnover during fiscal 1994 was 1.18 times, compared to 1.13 times during fiscal 1993 and 1.25 times during fiscal 1992. A majority of the Company's inventory consists of basic products that are kept in stock even though turnover is slow. The Company monitors the level of these items to assure that the level of slow-moving inventory is kept at a minimum, while still consistently providing customers with a complete product mix. In addition, markdowns are taken currently on out-of-season and discontinued merchandise. The Company will continue to open new store locations, however, at significantly reduced levels during fiscal 1995, and remodel existing locations whenever the projected rate of return is acceptable. Such capital expenditures will be financed primarily by the use of short-term borrowings.

The Company owns a warehouse in Portland, Oregon, that is not currently in use by the Company. This property is reflected in the Consolidated Balance Sheets as Property Held for Sale, and is valued at the lower of cost or market. The Company is actively pursuing the sale of this property.

The Company's amended and restated credit agreement (see Note 4 to the Consolidated Financial Statements) prohibits the payment of dividends.

The Company's implementation of FASB Statement No. 109, "Accounting for Income Taxes," did not have a material impact on the Consolidated Financial Statements.

The Company expects that future cash required to implement its restructuring plan will approximate $619,000 and relates primarily to lease termination costs and certain other store closing costs.


CONSOLIDATED STATEMENTS OF OPERATIONS
HOUSE OF FABRICS, INC. AND SUBSIDIARIES

For the Years Ended January 31,         1994            1993            1992
Sales                               $546,664,000    $557,521,000    $493,062,000
Expenses:

Cost of Sales                        323,757,000     300,698,000     251,003,000
Store and Operating                  208,070,000     207,391,000     174,908,000
General and Administrative            37,149,000      33,903,000      29,963,000
Interest                               8,176,000       5,296,000       4,039,000
Intangibles Amortization               1,363,000       1,280,000         662,000
Restructuring Charge                  12,909,000              --              --
Total                                591,424,000     548,568,000     460,575,000
Income (Loss) Before Income Taxes    (44,760,000)      8,953,000      32,487,000
Income Taxes (Benefit)               (15,218,000)      3,750,000      12,796,000
Net Income (Loss)                   $(29,542,000)     $5,203,000     $19,691,000
Net Income (Loss) Per Share               $(2.16)           $.37           $1.44

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
HOUSE OF FABRICS, INC. AND SUBSIDIARIES

                                          Common          Paid-in         Retained
                                          Stock           Capital         Earnings       Treasury Stock
Balance, February 1, 1991               $1,366,000    $ 17,394,000      $106,807,000      $(22,464,000)
Exercise of Stock Options                   28,000       1,963,000                --                --
Tax Benefit Related to Stock Options            --       3,836,000                --                --
Net Income                                      --              --        19,691,000                --
Fabricland Acquisition                      38,000      36,428,000                --        22,464,000
Treasury Stock Acquired                         --              --                --        (4,959,000)
Balance, January 31, 1992                1,432,000      59,621,000       126,498,000        (4,959,000)
Exercise of Stock Options                    5,000         346,000                --                --
Tax Benefit Related to Stock Options            --         214,000                --                --
Net Income                                      --              --         5,203,000                --
Treasury Stock Acquired                         --              --                --        (8,768,000)
Balance, January 31, 1993                1,437,000      60,181,000       131,701,000       (13,727,000)
Exercise of Stock Options                    4,000         318,000                --                --
Tax Benefit Related to Stock Options            --          37,000                --                --
Net Loss                                        --              --       (29,542,000)               --
Treasury Stock Retired                     (71,000)    (13,656,000)               --        13,727,000
Balance, January 31, 1994               $1,370,000    $ 46,880,000      $102,159,000      $         --

CONSOLIDATED BALANCE SHEETS
HOUSE OF FABRICS, INC. AND SUBSIDIARIES

January 31,                                                         1994            1993
Assets

Current Assets:
Cash                                                                $  9,758,000     $  2,214,000
Receivables                                                            9,765,000        6,836,000
Merchandise Inventories                                              243,151,000      254,262,000
Prepaid Expenses and Other Current Assets                              5,601,000        5,055,000
Refundable Income Taxes                                               10,738,000        1,587,000
Deferred Income Taxes                                                  4,538,000        2,504,000
Total Current Assets                                                 283,551,000      272,458,000
Property:
Land                                                                   1,729,000        2,120,000
Buildings                                                             14,403,000        9,485,000
Furniture & Fixtures                                                  67,845,000       64,497,000
Leasehold Improvements                                                36,067,000       36,085,000
Construction in Progress                                                      --        1,893,000
Total                                                                120,044,000      114,080,000
Less Accumulated Depreciation and Amortization                        54,454,000       49,160,000
Property -- Net                                                       65,590,000       64,920,000
Property Held for Sale                                                 2,740,000        3,340,000
Other Assets                                                             962,000        1,130,000
Goodwill                                                              40,212,000       41,284,000
Total                                                               $393,055,000     $383,132,000
Liabilities
Current Liabilities:
Accounts Payable                                                     $55,890,000      $75,863,000
Notes Payable to Banks                                               143,000,000       79,403,000
Accrued Liabilities                                                   26,565,000       21,210,000
Current Portion of Long-Term Debt                                      1,963,000        3,814,000
Total Current Liabilities                                            227,418,000      180,290,000
Deferred Income Taxes                                                  3,110,000        6,034,000
Long-Term Debt                                                         2,862,000       17,216,000
Other Long-Term Liabilities                                            9,256,000              --
Equity
Stockholders' Equity:
Preferred Stock, $.10 Par Value;
Authorized, 1,000,000 Shares; Outstanding, None
Common Stock, $.10 Par Value;
Authorized, 29,000,000 Shares; Issued, 13,697,107 Shares in 1994
and 14,368,230 Shares in 1993                                          1,370,000       1,437,000
Paid-In Capital                                                       46,880,000      60,181,000
Retained Earnings                                                    102,159,000     131,701,000
Less 709,700 Common Shares in Treasury at Cost (1993)                                (13,727,000)
Total Stockholders' Equity                                           150,409,000     179,592,000
Total                                                               $393,055,000    $383,132,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
HOUSE OF FABRICS, INC. AND SUBSIDIARIES

                                                                                       For the Years Ended January 31,
                                                                                   1994             1993             1992
Cash Flows from Operating Activities
Net Income (Loss)                                                              $(29,542,000)    $  5,203,000     $ 19,691,000
Adjustments to Reconcile Net Income (Loss) to Net Cash
Used In Operating Activities:
Depreciation and Amortization                                                    11,186,000        9,853,000        8,229,000
Loss on Disposal of Fixed Assets                                                  1,605,000          706,000        1,086,000
Deferred Taxes                                                                   (5,623,000)         234,000         (442,000)
Repricing of Inventories and Restructuring Charges                               34,734,000               --               --
Changes in Assets and Liabilities, Net of the Effects of the
Acquisition of Businesses:
Receivables                                                                      (2,929,000)         719,000          152,000
Merchandise Inventories                                                         (10,714,000)      (7,103,000)     (46,294,000)
Prepaid Expenses, Refundable Income Taxes and Other Assets                       (9,492,000)      (1,024,000)      (1,351,000)
Accounts Payable and Accrued and Other Liabilities                              (18,113,000)     (16,890,000)      17,585,000
Net Cash Used In Operating Activities                                           (28,888,000)      (8,302,000)      (1,344,000)
Cash Flows from Investing Activities
Capital Expenditures                                                            (12,425,000)     (21,776,000)     (11,953,000)
Proceeds from Sale of Property                                                    1,143,000          718,000               --
Acquisition of Businesses                                                                --       (1,200,000)      (2,871,000)
Net Cash Used in Investing Activities                                           (11,282,000)     (22,258,000)     (14,824,000)
Cash Flows from Financing Activities
Repayment of Long-Term Debt                                                      (1,205,000)     (11,469,000)      (6,699,000)
Issuance of Long-Term Debt                                                               --       15,000,000               --
Proceeds from Exercise of Stock Options                                             322,000          351,000        1,991,000
Net Borrowings Under Lines of Credit Agreements                                  48,597,000       40,261,000       21,750,000
Purchase of Treasury Stock                                                               --      (13,727,000)              --
Net Cash Provided by Financing Activities                                        47,714,000       30,416,000       17,042,000
Net Increase (Decrease) in Cash                                                   7,544,000         (144,000)         874,000
Cash at Beginning of Year                                                         2,214,000        2,358,000        1,484,000
Cash at End of Year                                                            $  9,758,000     $  2,214,000       $2,358,000
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash Paid (Received) During the Year For
Interest                                                                       $  8,562,000     $  5,410,000     $  4,185,000
Income Taxes                                                                   $   (891,000)    $  1,332,000     $ 11,074,000
SUPPLEMENTAL DISCLOSURES OF NON CASH FINANCING ACTIVITIES
During the year ended January 31, 1994, long-term debt of $15,000,000 was converted into Notes Payable to Banks.
During the year ended January 31, 1992, the Company acquired all of the common stock of

Fabricland, Inc. by issuing 2,591,468 shares of common stock amounting to $58,930,000.
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 1994, 1993 AND 1992
Note 1: Management Plans and Restructuring
In response to a continued softness in the economy, especially in California where 154 or 28% of the Company's 556 stores are located at January 31, 1994, as well as highly competitive conditions in the fabric retailing industry, the Company has taken certain actions as described below:
1) Effective September 1, 1993, the Board of Directors approved a plan of restructuring ("the Plan") to close the Company's remaining mall stores and embark on a new merchandising strategy that focuses on everyday value pricing. Accordingly, in the third quarter of fiscal 1994, the Company recorded a pretax restructuring charge of $12,909,000 for disposition of the remaining 110 mall stores. The mall stores are scheduled for closure over a three year period, although the Company expects the majority of the stores to be closed in the first twenty-four months. This charge includes estimated operating losses through the scheduled closings of the mall stores ($2,325,000), lease termination costs ($427,000), asset dispositions at the time of store closing ($9,965,000) and other related store closing costs ($192,000). In addition, the Company reduced the carrying value of certain of its inventories by $21,825,000, primarily to implement its repricing strategy for certain fabric, notion and craft inventories under the Plan.
2) The Company has instituted cost reduction programs both in the stores and at the Corporate office that include employee downsizing, part-time employee labor reductions, and general and administrative cost controls.
3) Subsequent to year-end, the Company completed negotiations with its lenders who have committed to an amendment of the Company's existing credit facility which provides for, among other things, an extension of such credit facility through May 31, 1995 (see Note 4). The amended credit facility includes provisions that reduce available borrowings over the term of the agreement and restrictive quarterly and annual financial covenants that require the maintenance of interest coverage and certain other financial ratios, minimum tangible net worth and limits on capital expenditures.
4) The Company is exploring alternative sources of long-term financing, which would be used primarily to reduce short-term borrowings.
While management believes it will successfully implement its new merchandising and other business strategies and that general economic conditions will improve, there can be no assurance that such plans will be successful.
Note 2: Summary of Accounting Policies Principles of Consolidation -- The consolidated financial statements include the accounts of all subsidiaries, all of which are wholly-owned. The Company's subsidiaries include Fabricland, Inc., Sofro Fabrics, Inc., House of Fabrics of South Carolina, Inc., and Metrolina Express, Inc. Intercompany accounts and transactions are eliminated in consolidation.

Inventories -- Merchandise inventories are stated at the lower of cost or market, cost being determined on the retail first-in, first-out method. Store inventories are counted on a cycle basis throughout the year, and markdowns are taken currently on out of season and discontinued merchandise.
Property -- Property is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method at rates based on the estimated lives of the assets. Leasehold improvements are amortized over the estimated life of the improvements or over the term of the lease, whichever is shorter.
Net Income (Loss) Per Share -- Net income (loss) per share is computed based on the weighted average number of shares of common stock and the dilutive effect, if any, of common stock equivalents outstanding during the year:
13,688,941 in 1994, 13,990,112 in 1993, and 13,702,976 in 1992, after giving effect to the two-for-one stock split effective April 30, 1991.
Income Taxes -- Effective February 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires a liability approach in accounting for income taxes. Deferred tax assets and liabilities are recognized based on enacted tax laws for the estimated future tax effects of events that have been recognized in the Company's financial statements or tax returns. For fiscal years prior to 1994, the Company accounted for income taxes under the deferred method as promulgated by Accounting Principles Board Opinion No. 11. The cumulative effect of adopting SFAS No. 109 was not material to the Consolidated Financial Statements.
Fair Value of Financial Instruments -- The carrying amounts of receivables and accounts payable represent a reasonable estimate of their fair values. The carrying amounts of the Company's various debt instruments approximate fair value because their interest rates are based on variable reference rates. Goodwill -- The recoverability of Goodwill attributable to the acquisition of Fabricland in fiscal 1992 is analyzed annually based on actual and projected levels of profitability. Goodwill is being amortized over a 40-year period. Property Held for Sale -- Property held for sale is valued at the lower of cost or market and comprises a warehouse in Portland, Oregon, that is not currently in use by the Company.
Reclassifications -- Certain amounts in prior year financial statements have been reclassified to correspond to current year classifications.


Note 3: Acquisition
On July 16, 1991, the Company acquired all the common stock of Fabricland, Inc., a fabric retailer located in Portland, Oregon, by issuing 2,591,468 of its own shares. Total consideration paid for the Company was $63.5 million.
The Fabricland acquisition was accounted for using the purchase method, and the results of operations of Fabricland have been included in the Company's Consolidated Financial Statements since the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired is being amortized using the straight-line method over 40 years. Accumulated amortization was $2,670,000 and $1,599,000 at January 31, 1994 and 1993,
respectively.
In conjunction with the acquisition, total assets acquired had a fair value of $100,971,000, common stock issued amounted to $58,930,000, and acquisition costs incurred net of cash acquired amounted to $4,542,000, leaving net liabilities assumed of $37,499,000.
The following unaudited proforma financial results of operations for the fiscal years ended January 31, 1992 and January 31, 1991, add together the results of the separate companies as though the acquisition of Fabricland had occurred on February 1, 1991. For the 12 months ended January 31, 1992, sales were $535,881,000; net income was $19,837,000 and net income per share was $1.33.
Note 4: Notes Payable to Banks
On November 30, 1993, the Company renegotiated its existing three bank agreements (Bank of America and the original Bank Group, Bank of California, and United States National Bank of Oregon) into one amended and restated credit agreement with Bank of America NT & SA as Agent Bank, and the Banks have committed to amend the credit agreement as of May 13, 1994. (The credit agreement together with the committed amendment is herein referred to as the "Credit Agreement".) Borrowings under the Credit Agreement bear interest at rates equal to either the "Offshore Rate" (which is generally based on LIBOR) plus 2.5% through April 30, 1994, and 2.75% through May 13, 1994, or the "Base Rate" (which is generally based on the reference rate announced by the Bank of America) plus 1.50% through April 30, 1994, 1.75% through July 31, 1994, 2.00% through October 31, 1994, 2.25% through January 31, 1995 and 2.50% through May 31, 1995.
As of May 13, 1994, the Credit Agreement provides for borrowings up to $150,000,000, which is reduced to $140,000,000 on October 31, 1994 and further reduced to $130,000,000 on January 31, 1995. Borrowings are also limited to a specified percentage of eligible inventory ranging from 64% to 60% through August 31, 1994 and 55% thereafter. Available borrowings are also subject to further reductions upon the occurrence of certain future events that would result in mandatory repayments of amounts borrowed. The Credit Agreement expires on May 31, 1995. The amount of available unused borrowings at January 31, 1994 was $8,900,000. As of January 31, 1994, $143,000,000 was outstanding under the Credit Agreement.
Borrowings under the Credit Agreement are secured by substantially all assets of the Company, excluding property.
The Credit Agreement imposes quarterly and annual financial covenants requiring the Company to maintain certain liquidity, leverage and interest coverage ratios and achieve certain levels of tangible net worth. In addition, the Credit Agreement prohibits the payment of dividends and restricts the level of capital expenditures.
For the fourth quarter of fiscal 1994, the Company was unable to remain in compliance with one of the quarterly financial ratio covenants and has obtained a waiver from the banks, effective through May 13, 1994.


Note 5: Income Taxes
Income taxes were accounted for in fiscal 1994 using the liability approach as promulgated by Statement of Financial Accounting Standards ("SFAS") No. 109. For years prior to fiscal 1994, income taxes were accounted for using the deferred method as promulgated by Accounting Principles Board Opinion No. 11.

Under SFAS No. 109, certain deferred tax liabilities were recognized related to the July 1991 acquisition of Fabricland. Under prior accounting, these liabilities were accounted for differently. However, the cumulative effect of adopting SFAS No. 109 was not material to the Consolidated Financial Statements.

For the Years Ended January 31,          1994                1993                1992
Income taxes (benefit) was as follows:
Current:
Federal                                   $(9,745,000)       $3,199,000          $10,547,000
State                                         150,000           317,000            2,691,000
                                           (9,595,000)        3,516,000           13,238,000
Deferred:
Federal                                    (5,272,000)          350,000             (332,000)
State                                        (351,000)         (116,000)            (110,000)
                                           (5,623,000)          234,000             (442,000)
Income taxes (benefit)                   $(15,218,000)       $3,750,000          $12,796,000
Deferred income taxes consist of:
Depreciation                                  $61,000         $(203,000)            $311,000
Basis differences of property disposed         75,000             3,000              (94,000)
Restructuring reserve                      (3,854,000)               --                   --
Inventory reserve                          (1,809,000)         (493,000)                  --
State franchise taxes                          78,000           308,000              (31,000)
Other                                        (174,000)          619,000             (628,000)
Total deferred income taxes               $(5,623,000)         $234,000            $(442,000)

A reconciliation to the statutory federal income tax rate is as follows:
For the Years Ended January 31,            1994                             1993                             1992
                                Effective Amount     Rate        Effective Amount     Rate        Effective Amount     Rate
Federal income taxes             $(15,666,000)        (35.0)%     $3,044,000           34.0%       $11,046,000          34.0%
State taxes, net of
 federal benefit                     (245,000)         (0.5)%        312,000            3.5%         1,703,000           5.2%
Amortization of intangibles           364,000           0.8%         435,000            4.9%           225,000           0.7%
Miscellaneous                         329,000           0.7%         (41,000)          (0.5)%         (178,000)         (0.5)%
Income taxes (benefit)           $(15,218,000)        (34.0)%     $3,750,000           41.9%       $12,796,000          39.4%

Deferred tax assets and liabilities at January 31, 1994 and 1993 comprise the following:
                                         1994                1993
Restructuring reserve                     $3,785,000          $     --
Inventory reserve                          1,809,000           493,000
Medical claims reserve                       552,000           471,000
Vacation pay reserve                         356,000           332,000
Rent reserves                                399,000           323,000
Other reserves                               453,000           607,000
Other                                        222,000           570,000

Total deferred tax assets               $7,576,000     $2,796,000
Depreciation and other
 property differences                   $5,971,000     $6,132,000
Other                                      177,000        643,000
Total deferred tax liabilities          $6,148,000     $6,775,000

The deferred tax asset related to the restructuring reserve will reverse as the reserve is utilized, through fiscal 1997. Other deferred tax assets at January 31, 1994 will reverse, generally in fiscal 1995.

Note 6: Long-Term Debt
Long-term debt at January 31, 1994 and 1993 consists of the following:

                                       1994           1993
7% First Mortgage Industrial
 Revenue Bonds, payable in
 annual amounts of $125,000             $500,000         $625,000
Note payable to bank                  15,000,000
Notes payable to bank -- Fabricland    3,924,000        4,897,000
Other notes payable                      401,000          508,000
                                       4,825,000       21,030,000
Less current portion                   1,963,000        3,814,000
Total long-term debt                  $2,862,000      $17,216,000

The industrial revenue bonds are repayable in the form of rent on the facilities leased, which have been accounted for as purchases and are being depreciated over their estimated useful lives. The remaining bond matures in fiscal 1998. The capitalized assets which are pledged with respect to these bonds have a net book value of $1,694,000 at January 31, 1994. The note payable to bank was obtained in August 1992 and, on November 30, 1993 was converted into a portion of the Company's amended and restated Credit Agreement with Bank of America NT & SA, as Agent Bank. See Note 4 to the Consolidated Financial Statements. Notes payable to bank -- Fabricland relate to debt assumed as part of the Fabricland acquisition, are collateralized by certain real property of Fabricland, and bear interest at prime plus 1/2 (6.5% at January 31, 1994). Other notes payable relate to the acquisition of a small retail fabric chain in 1989. Maturities of long-term debt for the succeeding five fiscal years are as follows: 1995, $1,963,000; 1996, $662,000; 1997, $625,000; 1998, $564,000;
1999, $934,000, thereafter, $77,000.
Note 7: Capital
The Company has two stock option plans which provide for the granting of 3,250,000 options to officers and key employees. The incentive stock option plan provides for the granting of 1,500,000 options. During fiscal 1988, the Company authorized a new stock option plan consisting of 1,000,000 non-qualified stock options and, on March 19, 1991, the authorized options were increased to 1,750,000.
The options granted allow employees to purchase shares of the Company's common stock for the market value on the date of grant. Generally, the stock options become exercisable in three equal installments commencing one year after the date of grant, and expire ten years after the date of grant.
At January 31, 1994, there were 999,556 options outstanding under both of these plans, and

672,213 were available for future grant. Changes in stock options for the years ended January 31, 1994, 1993 and 1992 are summarized below:

                                       1994           1993           1992
Outstanding, beginning of year           953,208        1,024,984      1,069,086
Granted ($8.25 to $24.88 per share)      144,750           44,000        240,000
Exercised ($6.00 to $8.69 per share)     (38,577)         (46,170)      (283,102)
Cancelled ($6.00 to $18.31 per share)    (59,825)         (69,606)        (1,000)
Outstanding January 31
 ($6.00 to $24.88 per share)             999,556          953,208      1,024,984
Exercisable January 31
 ($6.00 to $24.88 per share)             793,473          641,875        413,650

In fiscal 1991 and fiscal 1992, the Board of Directors authorized the purchase of up to 4,000,000 of the Company's common shares. The Company repurchased 469,500 shares in fiscal 1993 and 240,200 shares in fiscal 1992. During fiscal 1994, these 709,700 shares held in treasury were retired.
On March 20, 1991, the Board of Directors declared a two-for-one stock split effected in the form of a stock dividend effective April 30, 1991. All share and per share data have been restated to reflect the stock split.

Note 8: Commitments
Total rental expense, including real estate taxes and insurance, for the years ended January 31, 1994, 1993 and 1992 was $61,830,000, $57,188,000, and
$46,870,000, respectively. Contingent rentals based on sales are not significant. Most of the store leases require the Company to pay real estate taxes and certain other expenses, and some contain renewal options for various periods. Minimum future rentals under operating leases in effect at January 31, 1994 are summarized as follows: 1995, $53,052,000; 1996, $50,205,000; 1997,
$46,693,000; 1998, $42,013,000; 1999, $36,650,000; 2000-2014, $133,542,000 for
a total of $362,155,000.
In fiscal 1987, the Company entered into consulting and non-competition agreements with certain former officers. The Company purchased, at less than market value, 196,220 stock options previously granted and agreed to make monthly payments to the former officers over periods not exceeding five years. Related costs of $137,000, $149,000 and $155,000 were recognized in fiscal 1994, 1993 and 1992, respectively.
Note 9: Quarterly Financial Data for the Years Ended January 31, 1994 and
1993

(Unaudited) 1994
                      April 30         July 31         October 31         January 31
Sales                  $127,981,000     $129,240,000    $141,798,000       $147,645,000
Gross Profit            $60,291,000      $57,963,000     $39,258,000        $65,395,000
Net Income (Loss)         $(693,000)     $(4,032,000)   $(25,029,000)          $212,000
Net Income (Loss)
 Per Share                    $(.05)           $(.29)         $(1.82)              $.02
(Unaudited) 1993
Sales                  $126,316,000     $126,617,000    $146,843,000       $157,745,000
Gross Profit            $62,895,000      $60,291,000     $65,611,000        $68,026,000
Net Income (Loss)        $2,651,000        $(415,000)       $758,000         $2,209,000
Net Income (Loss)
 Per Share                     $.19            $(.03)           $.05               $.16

INDEPENDENT AUDITORS' REPORT
To the Stockholders and Board of Directors of House of Fabrics, Inc.    We have
audited the accompanying consolidated balance sheets of House of Fabrics, Inc. and subsidiaries as of January 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of House of Fabrics, Inc. and subsidiaries as of January 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1994 in conformity with generally accepted accounting principles.

Deloitte & Touche

Costa Mesa, California
May 13, 1994


SUPER STORE LOCATIONS BY STATE
Super Stores
House of Fabrics/
 So-Fro Fabrics 458
Fabricland 87
Fabric King 11
Total Super Stores 556
States Located 40
Alaska
Fabricland 2
Arizona
House of Fabrics 17
Fabricland 3
California
House of Fabrics 120
Fabricland 23
Fabric King 11
Colorado
House of Fabrics 4
So-Fro Fabrics 9
Connecticut
House of Fabrics 16
So-Fro Fabrics 1
Delaware
House of Fabrics 1
Idaho
House of Fabrics 3
So-Fro Fabrics 1
Fabricland 6
Illinois
House of Fabrics 15
So-Fro Fabrics 20
Indiana
House of Fabrics 7
So-Fro Fabrics 3
Iowa
House of Fabrics 5
So-Fro Fabrics 5
Kansas
House of Fabrics 4
So-Fro Fabrics 7
Louisiana
House of Fabrics 2
Maine
House of Fabrics 5
So-Fro Fabrics 1
Maryland
House of Fabrics 8
So-Fro Fabrics 2
Massachusetts
House of Fabrics 8
So-Fro Fabrics 6
Michigan
House of Fabrics 10
So-Fro Fabrics 8
Minnesota
House of Fabrics 3
So-Fro Fabrics 2
Missouri
House of Fabrics 3
So-Fro Fabrics 11
Montana
House of Fabrics 4
Fabricland 2
Nebraska
House of Fabrics 7
So-Fro Fabrics 1
Nevada

House of Fabrics 4
Fabricland 1
New Hampshire
House of Fabrics 6
New Jersey
House of Fabrics 4
New Mexico
House of Fabrics 5
New York
House of Fabrics 17
So-Fro Fabrics 5
North Dakota
House of Fabrics 1
So-Fro Fabrics 1
Ohio
House of Fabrics 3
So-Fro Fabrics 11
Oklahoma
House of Fabrics 3
So-Fro Fabrics 1
Oregon
House of Fabrics 6
Fabricland 21
Pennsylvania
House of Fabrics 16
So-Fro Fabrics 8
Rhode Island
House of Fabrics 2
South Carolina
So-Fro Fabrics 1
South Dakota
House of Fabrics 2
Tennessee
House of Fabrics 1
Texas
House of Fabrics 3
Utah
House of Fabrics 14
Vermont
House of Fabrics 1
Virginia
House of Fabrics 2
So-Fro Fabrics 2
Washington
House of Fabrics 16
Fabricland 29
Wisconsin
House of Fabrics 3
So-Fro Fabrics
1 1 1 1 1 2 2 3 3 4 4 4 5 6 6 6
7 7 7 8 8 8 9 10 10 11 11 12 12 13 14
14 14 14 15 15 15 15 16 17 18 20 20 22 23 24
21 28 29 35 37 45 169 154
10 10 5 5 2 2 2 4 27
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20


CORPORATE LISTINGS
Board of Directors
Daniel Greenberg
Chairman and Chief Executive Officer
Electro Rent Corp.
Gary L. Larkins

President and Chief Executive Officer
Marvin S. Maltzman
Senior Vice President--Administration,
Secretary and General Counsel
James J. McMorrow
Senior Partner, The Foristall
Company (Financial Relations)
Philip G. Samovar
Attorney
Barney Sofro
Chairman of the Board
Member of Audit Committee
Member of Executive Committee
Member of Compensation Committee
Officers
Barney Sofro
Chairman of the Board
Gary L. Larkins
President and Chief Executive Officer
Donald R. Ardemagni
Executive Vice President-Buying
James R. Hartwig
Executive Vice President-Store
Operations and Merchandising
Doyle W. Parker
Executive Vice President-Buying
Donald W. Boyer
Senior Vice President-Chief Financial Officer
Marvin S. Maltzman
Senior Vice President--Administration,
Secretary and General Counsel
Richard H. Shelton, III
Senior Vice President-
Warehousing and Distribution
James C. Webb
Senior Vice President-Real Estate
L. J. Bowen
Vice President-Notions Buying
Edward L. Chow
Vice President-Chief Information Officer
Pamela M. Hicks
Vice President-Internal Audit
and Shortage Control
Jeffrey L. Higgins
Vice President-Store Operations

Reva J. Johnson
Vice President-Advertising
Kimberly S. Mitchell
Vice President-Merchandising
F. Douglas Trovato
Vice President-Buying
Paul A. Waalkes, Jr.
Vice President-Construction
Rita M. West
Vice President-Sewing Machine Operations
Transfer Agent and Registrar
American Stock Transfer & Trust Co.
6201 15th Avenue, 3rd Floor
Brooklyn, New York 11219
Independent Auditors
Deloitte & Touche
695 Town Center Dr.
Costa Mesa, Ca. 92626
Listings
New York Stock Exchange
Pacific Stock Exchange
Ticker Symbol: HF
Request for Form 10-K

Without charge, on the written request of any stockholder of record on April 25, 1994, the record date for those eligible to vote at the annual meeting, the Company will send a copy of its annual report on Form 10-K, including the financial statements and schedules thereto required to be filed with the Securities and Exchange Commission, pursuant to Rule 13a-1. Address said request to Marvin S. Maltzman, Secretary, House of Fabrics, Inc., 13400 Riverside Drive, Sherman Oaks, California 91423.
Executive Headquarters
House of Fabrics, Inc.
13400 Riverside Drive
Sherman Oaks, California 91423
Telephone (818) 995-7000
Annual Meeting
The Annual Meeting of Stockholders of House of Fabrics, Inc. will be held on June 22, 1994 at 10:30 A.M., at the Sportsmen's Lodge, Starlight Room, 12833 Ventura Blvd., Studio City, California.